UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 1, 2020

(Date of earliest event reported)

Atlis Motor Vehicles, Inc

(Exact name of registrant as specified in its charter)

Delaware	381-4380534
(State of Incorporation)	(I.R.S Employer Identification No.)

1828 N. Higley Rd. Suite 116

Mesa, AZ 85205

(Full mailing address of principal executive offices)

(602) 309-5425

(Issuer’s Telephone number, including area code)

Class A common stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

On Atlis Motor Vehicles, Inc’s (“the Company”) August 28, 2020 Regulation A Preliminary Offering Circular (“Offering Circular”) qualified by the SEC on September 15, 2020, the Company listed Jason M. Tyra of Jason M. Tyra CPA, PLLC as its principal accountant for its audited financial statements. Mr. Tyra completed the Company’s audited financial statements, thereby fulfilling the scope of his engagement. Mr. Tyra was not dismissed and did not resign or decline to stand for reappointment. At the expiration of Mr. Tyra’s scope of work, the Company decided to retain a new accounting firm. No actions related to Mr. Tyra’s representation necessitate disclosure under Item 304 of Regulation S-K (17 CFR 229.304).

Appointment of new independent accountant

On October 1, 2020, Atlis Motor Vehicles, Inc retained Prager Metis CPA’s, LLC, 1249 South River Rd Suite 303, Cranbury, NJ 08512 as its new independent accountant.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlis Motor Vehicles, Inc
By: /s/ Mark Hanchett
Name: Mark Hanchett
Title: Chief Executive Officer
Date: October 21, 2020